Exhibit 12.1

(dollars in thousands)

	Year Ended December 31,					Nine Months ended September 30,
	2003	2004	2005	2006	2007	2007	2008
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Ratio of Earnings to Fixed charges
Earnings
Net Loss from continuing operations	$(11,981)	$(4,414)	$(22,641)	$(99,880)	$(44,112)	$(37,642)	$(13,672)
Fixed Charges
Interest expense on Indebtedness	76	723	4,962	4,348	3,844	2,827	2,379
Amortization of Borrowing Expenses	—	52	620	417	344	258	257
Portion of Rental Expense under operating leases deemed to be representative of the interest factor	652	644	1,333	3,833	3,867	3,467	2,500

Net Fixed Charges	728	1,419	6,915	8,598	8,055	6,552	5,316

Earnings plus fixed charges	$(11,253)	$(2,995)	$(15,726)	$(91,282)	$(36,057)	$(31,090)	$(8,536)

Ratio of Earnings to Fixed charges	NA	NA	NA	NA	NA	NA	NA

Deficiency of earnings to fixed charges	$11,981	$4,414	$22,641	$99,880	$44,112	$37,642	$13,672